[redacted]

14049765

AB
3/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING ~~~~ 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 South Capital of Texas Hwy Suite 500
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nassen 650-708-4705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co, L.L.P.
(Name – *if individual, state last, first, middle name*)

811 Barton Springs Road Ste 550, Austin TX 78704
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

LD
3/27/14

OATH OR AFFIRMATION

I, ROBERT L. RIVIERE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVIERE SECURITIES, LTD, as of 12-31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

SENIOR MANAGING PARTNER
Title

[signature]
Notary Public

HAZEL LOPEZ
Notary Public, State of Texas
My Commission Expires
May 03, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Riviere Securities Ltd.

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and Independent Auditor's Report

December 31, 2013 and 2012

Riviere Securities Ltd.

Table of Contents

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditor's Report

To the Partners
Riviere Securities Ltd.
Austin, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Riviere Securities Ltd. (a Texas limited partnership), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of loss, changes in partnership capital, and cash flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Riviere Securities Ltd. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules, as listed in the table of contents, has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules, as listed in the table of contents, is fairly stated in all material respects in relation to the financial statements as a whole.

Padgett, Stratemann + Co., L.L.P.

Austin, Texas
February 28, 2014

Financial Statements

PS&Co.

Riviere Securities Ltd.

Statements of Financial Condition

December 31, 2013 and 2012

Assets

	2013	2012
Cash – including restricted amount of $25,000 for 2012 and 2011	$ 25,105	$ 29,997
Receivables from related parties	25,839	25,195
Other assets – prepaid expenses	11,368	2,972
Total assets	$ 62,312	$ 58,164

Liabilities and Partnership Capital

	2013	2012
Accounts payable	$ 10,104	$ 4,405
Partnership capital	52,208	53,759
Total liabilities and partnership capital	$ 62,312	$ 58,164

Notes to the financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Loss

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues	$ 228,770	$ 304,470
Expenses:		
Commissions	111,388	304,271
Office and equipment	78,310	125,590
Consulting and training	31,791	-
Clearing charges	31,506	1,200
Professional and legal	21,400	18,199
Regulatory fees	8,997	6,542
Other	114	11,467
Travel and entertainment	-	773
Salaries and related costs	-	699
Total expenses	283,506	468,741
Net loss	$ (54,736)	$ (164,271)

Notes to the financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Changes in Partnership Capital

Years Ended December 31, 2013 and 2012

	General Partner	Limited Partners	Total
Balance at December 31, 2011	$ 878	$ 86,834	$ 87,712
Capital contributions	1,303	129,015	130,318
Net loss	(1,643)	(162,628)	(164,271)
Balance at December 31, 2012	538	53,221	53,759
Capital contributions	567	56,178	56,745
Capital distributions	(36)	(3,524)	(3,560)
Net loss	(547)	(54,189)	(54,736)
Balance at December 31, 2013	$ 522	$ 51,686	$ 52,208

Notes to the financial statements form an integral part of these statements.

Riviere Securities Ltd.

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows From Operating Activities		
Net loss	**$ (54,736)**	$ (164,271)
Adjustments to reconcile net loss to net cash used in operating activities:		
Net change in:		
Receivables from related parties	**(644)**	45,874
Other assets – prepaid assets	**(8,396)**	(287)
Accounts payable	**5,699**	(14,316)
Net cash used in operating activities	**(58,077)**	(133,000)
Cash Flows From Financing Activities		
Capital contributions	**56,745**	130,318
Capital distributions	**(3,560)**	-
Net cash provided by financing activities	**53,185**	130,318
Net decrease in cash	**(4,892)**	(2,682)
Cash at the beginning of the year	**29,997**	32,679
Cash at the end of year	**$ 25,105**	$ 29,997

Notes to the financial statements form an integral part of these statements.

Notes to the Financial Statements

PS&Co.

Riviere Securities Ltd.

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations

Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) conducts its business as a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), along with its Financial Industry Regulatory Authority ("FINRA") membership. The purpose of the Partnership is to act as a broker-dealer primarily in asset-backed securities and securitizations. Certain securities transactions will be executed by the Partnership on behalf of its customers through a clearing broker-dealer, First Southwest Company, who will carry such accounts on a fully disclosed basis. These securities transactions are settled and cleared pursuant to a clearing agreement with the clearing broker. The clearing agreement is automatically renewed for one-year periods until terminated. The Partnership reimburses Riviere Financial Group, Inc. ("General Partner") for expenses paid on behalf of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Statement Presentation

The statements of financial condition are presented in accordance with industry standards.

Restricted Cash

Restricted cash consists of the Partnership's clearing deposit with its clearing broker. Such amounts are not available for operating purposes and are considered long-term.

Revenue Recognition

Securities transactions and related revenue and expense will be recorded in the accounts on a trade-date basis.

Revenue for investment banking services will be recognized when the following have occurred: a contract has been entered into with a client, services have been rendered, the fee amount has been determined, and collectibility is reasonably assured.

In 2013 and 2012, the Partnership had income related to securities transactions of $0 and $264,470, respectively.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Partnership is treated as a partnership for United States federal tax purposes. Therefore, no provision or liability for federal taxes has been included in these financial statements. The Partnership's profit and losses are passed through and reported by its partners. Further, partner capital accounts reflected in the accompanying statements of financial condition differ from amounts reported in the Partnership's federal income tax returns because of differences in accounting policies adopted and the timing of certain expense and revenue items for financial and tax reporting purposes.

The Partnership files a United States federal income tax return, as well as income tax returns in various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal, state, and local or non-United States income tax examinations by tax authorities for years before 2010.

Statements of Cash Flows

For purposes of reporting cash flows, cash includes cash on hand, including restricted cash held with the Partnership's clearing broker.

Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Partnership, but which will only be resolved when one or more future events occur or fail to occur. The Partnership's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Partnership or unasserted claims that may result in such proceedings, the Partnership's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Partnership's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

1. Summary of Significant Accounting Policies (continued)

Subsequent Events

The Partnership has evaluated subsequent events through February 28, 2014, the date the financial statements were available to be issued.

2. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Securities and Exchange Commission Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Partnership had net capital of $15,001 and $25,592, respectively. The Partnership's ratio of aggregate indebtedness to net capital was 0.67 to 1 at December 31, 2013 and 0.17 to 1 at December 31, 2012.

The Partnership's nonallowable assets totaled $37,207 for December 31, 2013 and $28,167 for December 31, 2012. The nonallowable assets in 2013 and 2012 related to the Partnership's receivable with its general partnership, prepaid membership fees for FINRA, and a prepaid Bloomberg contract.

2. Net Capital Requirements (continued)

At December 31, 2013, there were differences in net capital and aggregate indebtedness between these audited financial statements and the filing Part II A of Form X-17a-5 required to be filed with the SEC. The Company intends to resubmit with the SEC a revised filing which will agree to these audited financial statements. The following is a reconciliation of the differences:

Net capital per Part II A of Form X-17a-5 within the December 2013 FOCUS report	$ 25,427
Difference in total equity	(2,716)
Nonallowable accounts receivable	(250)
Nonallowable prepaid expenses	(7,460)
Net capital per audited financial statements	$ 15,001
Aggregate indebtedness per Part II A of Form X-17a-5 within the December 2013 FOCUS report	$ 659
Accounts payable	9,445
Aggregate indebtedness per audited financial statements	$ 10,104
Ratio of aggregate indebtedness to net capital per Part II A of Form X-17a-5 within the December 2013 FOCUS report	.03 to 1
Ratio of aggregate indebtedness to net capital per audited financial statements	.67 to 1

3. Related Parties

On October 1, 2013, the General Partner and the Partnership entered into an agreement in which the General Partner agreed to pay any normal recurring overhead the Partnership submitted for payment. Additionally, the General Partner billed certain fees to the Partnership, including, but not limited to, structure fees and management fees for services provided. The management fees for 2013 and 2012 were waived by the General Partner.

The Partnership made advances to the General Partner and other related parties. As of December 31, 2013 and 2012, the Partnership was owed $25,839 and $25,195, respectively, by the General Partner and other related parties, which is the balance of receivables from related parties on the statements of financial condition. The General Partner made payments, net of advances, totaling $0 in 2013 and $45,874 in 2012.

4. Partnership Agreement

The Partners' capital accounts are increased by cash or property contributed and all items of income or gain allocated to each account and decreased by cash or property distributed to each partner and all items of Partnership deductions or losses. Under the Partnership agreement, at any time, the General Partner may determine that additional contributions of cash or property are desirable. Within ten days following the receipt of notice from the General Partner, each Limited Partner may contribute cash or property to the Partnership as a "voluntary capital contribution" on the terms and subject to the conditions set forth in the notice from the General Partner. All such additional voluntary capital contributions shall be requested in proportion to the then percentage interests of the partners of the Partnership.

Profits and losses will be allocated to the partners in accordance with their relative sharing ratios. The Partnership will be dissolved upon the General Partner's determination, with the Limited Partners' prior written consent or upon the dissolution, withdrawal, or bankruptcy of the General Partner, unless the Partnership is reconstituted by the substitution of the General Partner.

5. Leases

The Partnership leases equipment and its facilities pursuant to noncancellable operating lease agreements expiring through 2013. Rental expense for the facilities totaled approximately $46,000 for the year ended December 31, 2013 ($56,572 in 2012).

Future minimum lease payments under noncancellable operating leases for facilities are as follows:

Year ending December 31,	
2014	$ 43,632
2015	44,478
2016	45,324
2017	46,166
2018	15,482
Thereafter	-
Future minimum lease payments	**$ 195,082**

6. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation.

7. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Partnership's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Partnership to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Partnership will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral, in compliance with various regulatory and internal guidelines. The Partnership is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Partnership will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

Supplemental Information

Riviere Securities Ltd.

Schedule I

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2013

Total Partnership Capital	
Partnership capital, as reported on the statement of financial condition	$ 52,208
Nonallowable assets:	
Receivables from related parties	(25,839)
Other assets – prepaid expenses	(11,368)
Net partnership capital	$ 15,001
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 10,104
Total aggregate indebtedness	$ 10,104
Computation of Basic Net Capital Requirement	
Minimum net capital required of broker-dealer (6.67% of total aggregated indebtedness)	$ 674
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of two above)	$ 5,000
Net Capital in Excess of Required Minimum	$ 10,001
Ratio of Aggregated Indebtedness to Net Capital	0.67 to 1

The above computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2013, filed with the Securities and Exchange Commission by the Partnership on Part II A of Form X-17a-5. See the reconciliation included in Note 2 of these financial statements.

See independent auditor's report.

Riviere Securities Ltd.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Partnership is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as the Partnership does not receive, directly or indirectly; or hold funds or securities for; or owe funds or securities to customers and does not carry accounts of or for customers; and clears all transactions with and for customers on a fully disclosed basis with the clearing broker, First Southwest Company, which carries all the accounts of customers.

During the year ended December 31, 2013, in the opinion of management, the Partnership has complied with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3.

See independent auditor's report.

Report on Internal Control Structure

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditor's Report on
Internal Control Structure Required by
Securities and Exchange Commission Rule 17a-5

To the Partners
Riviere Securities Ltd.
Austin, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Riviere Securities Ltd. (the "Partnership") (a Texas limited partnership) for the year ended December 31, 2013, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital underRule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, as required by Rule 15c3-3

Management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

SAN ANTONIO
100 N.E. LOOP 410, SUITE 1100
SAN ANTONIO, TEXAS 78216
210 828 6281

AUSTIN
811 BARTON SPRINGS ROAD, SUITE 550
AUSTIN, TEXAS 78704
512 476 0717

TOLL FREE: 800 879 4966
WEB: PADGETT-CPA.COM

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Partnership's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management; the partners of Riviere Securities Ltd.; the SEC; the National Association of Securities Dealers, Inc.; and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than the specified parties.

Padgett, Stratemann & Co., L.L.P.

Austin, Texas
February 28, 2014

Report on Transitional Assessment Reconciliation

PS&Co.

PS&Co. Padgett Stratemann

Independent Auditor's Report on Transitional Assessment Reconciliation Required by Securities and Exchange Commission Rule 17a-5

To the Partners
Riviere Securities Ltd.
Austin, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Riviere Securities Ltd. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013, noting no differences

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Padgett, Stratemann & Co., L.L.P.

Austin Texas
February 28, 2014

Schedule III

Computation of Transitional Assessment Reconciliation Required by Rule 17a-5 of the Securities and Exchange Commission

PS&Co.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

RIVIERE SECURITIES LTD
1705 S CAPTL TX HWY STE 500
AUSTIN TX 78746

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PRESCOTT NASSER 650-208-4205

2. A. General Assessment (item 2e from page 2) $ 471

B. Less payment made with SIPC-6 filed (exclude interest) (471)

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RIVIERE SECURITIES LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of FEB, 20 14.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/13
and ending 12/31/13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 228,770

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. —

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. (40,481)

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 188,289

2e. General Assessment @ .0025 $ 471

(to page 1, line 2.A.)

PS&Co.

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